

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 3, 2010

<u>via U.S. mail and facsimile</u>

Stephen E. Macadam, Chief Executive Officer
Enpro Industries, Inc.
5605 Carnegi Boulevard, Suite 500
Charlotte, NC 28209

   RE: **Enpro Industries, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 3, 2010
      File No. 1-31225

Dear Mr. Macadam:

We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Terence O'Brien
        Accounting Branch Chief